Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Ritar International Group Limited	British Virgin Islands	100%
Shenzhen Ritar Power Co., Ltd.	PRC	100%
Ritar Power (Huizhou) Co., Ltd.	PRC	100%
Shanghai Ritar Power Co., Ltd.	PRC	95%